INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 29, 2017

Invictus MD Appoints Interim Chief Financial Officer

VANCOUVER, BC, March 29, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) Invictus MD is pleased to announce that Herrick Lau has been appointed as interim CFO.

Mr. Lau who was a previous director of Invictus MD, and was most recently Managing Director of Baron Global Financial Canada Ltd., a merchant-banking firm based located in Vancouver, BC, comes with a tremendous amount of experience as an investment banking professional who has conducted transactions in initial public offerings, reverse takeovers, financings, mergers and acquisitions, divestitures, and various advisory services. With over 20 years in financial management and corporate finance, he has gained valuable experience in developing financing strategy, liaising with external parties, devising business development plans and maintaining compliance with corporate governance.

Mr. Lau has experience as a senior financial executive in public companies, and has acted as CFO and, or a director for various public companies listed on the TSX, TSXV and CSE.

Herrick obtained his bachelor and master degrees in Business and Economics from Simon Fraser University and is a charter holder of the Chartered Financial Analyst (CFA) designation.

“We are very excited to have Herrick’s contribution,” said Dan Kriznic, Chairman and CEO of Invictus MD. “His knowledge, experience and passion will help us fulfill our mission as Canada’s Cannabis Company.”

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com